UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________________________

FORM 11-K

_________________________________________

(Mark One)

☑    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____

Commission file number 001-36522

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investar Holding Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investar Holding Corporation

10500 Coursey Boulevard

Baton Rouge, Louisiana 70816

Investar Holding Corporation 401(k) Plan

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2024

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Participants and Beneficiaries

of the Investar Holding Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Investar Holding Corporation 401(k) Plan (the “Plan”) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2024, and delinquent participant contributions for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/EisnerAmper LLP

We have served as the Plan’s auditor since 2023. Partners of Postlethwaite & Netterville joined EisnerAmper LLP in 2023. Postlethwaite & Netterville had served as the Plan’s auditor since 2015.

EISNERAMPER LLP

Baton Rouge, Louisiana

June 20, 2025

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2024	December 31, 2023
ASSETS
Investments, at fair value
Common stock of Investar Holding Corporation	$3,189,189	$2,137,870
Mutual funds	2,364,044	2,395,660
Pooled separate accounts	20,192,508	16,626,719
Investments, at contract value
Guaranteed investment contract	326,368	405,879
Total investments	26,072,109	21,566,128

Receivables
Notes receivable from participants	610,508	460,987
Net assets available for benefits	$26,682,617	$22,027,115

See accompanying notes.

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2024

Additions to net assets attributed to:
Investments
Interest and dividends	$161,580
Net appreciation in fair value of investments	3,513,960
Other	440
Net change in investments	3,675,980

Contributions
Participants	2,145,914
Employer	1,053,959
Rollovers	404,639
Total contributions	3,604,512

Deductions from net assets attributed to:
Benefits paid to participants	2,437,897
Administrative expenses	187,093
Total deductions	2,624,990

Net increase in net assets	4,655,502

Net assets available for benefits:
Beginning of year	22,027,115
End of year	$26,682,617

See accompanying notes.

Investar Holding Corporation 401(k) Plan

Notes to Financial Statements

Note 1 – Description of Plan

The following brief description of the Investar Holding Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a defined contribution plan covering all full-time employees of Investar Bank, National Association (the “Bank”), a wholly owned subsidiary of Investar Holding Corporation (the “Company”), who have three months of credited service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages up to the maximum percentage allowable not to exceed the limits of Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). Employees are automatically enrolled in the Plan at a 5% pre-tax contribution rate and increased 1% annually on the first day of the Plan year, up to a maximum of 10% of compensation, if no action is taken by the employee. Annual employee contributions were limited to $23,000 in 2024 and $22,500 in 2023, as indexed by the Internal Revenue Service (“IRS”), except for those employees eligible for catch-up contributions. Employees 50 years of age and older during the Plan year were also permitted to make catch-up contributions limited to $7,500 in 2024 and 2023. The Plan also permits rollover contributions, which may include rollovers from other plans qualified under Section 401(a) or 403(a) of the Code.

Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Participants may currently direct contributions into pooled separate accounts, a guaranteed investment contract account, and various mutual fund accounts. Additionally, participants may use a portion of their account balance to contribute to common stock of the Company.

During the year ended December 31, 2024, the Plan allowed participants to contribute to an after-tax Roth 401(k) account. The Plan collects and distributes funds in the after-tax Roth 401(k) accounts in the same manner as for all other contributions to the Plan.

The Company matches 100% of each participant’s voluntary deferrals, up to 4% of eligible compensation. Also, the Company may, in its sole discretion, make discretionary contributions to the Plan each year, although no discretionary contributions were made in 2024.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, if any, and (b) investment fund earnings (losses), and charged with an allocation of administrative expenses. Investment income and administrative expenses are allocated based on participant account value and composition. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of all contributions among the investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the Company on behalf of the trustees of the Plan (“Trustees”) prior to the time that such rights are to be exercised. Voting with respect to shares of Company stock for which no timely direction is made by the participant will be voted by the Trustee in the same proportion as those shares for which timely directions have been made.

Vesting

Participants are immediately vested in their voluntary contributions and in the Company’s matching contributions plus actual earnings thereon. The Company’s discretionary contributions vest in increments of 20% annually over a period of five years based on the employees’ years of service, beginning upon completion of two years of service (such that an employee with six years of service will be 100% vested), as further described in the Plan document.

Payment of Benefits

Upon termination of service, including termination due to retirement, death, or disability, a participant may elect to receive a lump-sum cash payment equal to the value of the participant’s account. In all instances, if the vested value of a participant’s account is less than $1,000, a lump-sum cash payment will be made.

Forfeited Accounts

In the case of a participant’s termination of employment, the unvested portion of participants’ account is forfeited and used either to reduce the Company’s contributions or to pay plan expenses. During the year ended December 31, 2024, forfeitures of $660 were used to reduce the Company’s contributions, and $216 were applied to the payment of administrative expenses. As of December 31, 2024 and 2023, forfeited non-vested account balances totaled $7,148 and $6,840, respectively.

Notes Receivable from Participants

In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. The interest rate on outstanding loan balances as of December 31, 2024 and 2023 ranged from 4.25% to 9.50%. Principal and interest are paid ratably through payroll deductions.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at estimated fair value, except for fully benefit-responsive guaranteed investment contracts (“GIC”), which are reported at contract value. Shares of mutual funds are reported at fair value based on the quoted market price of the fund, which represents the net asset value (“NAV”) of the shares held by the fund at year‑end. The pooled separate accounts are stated at the NAV per unit held by the Plan as a practical expedient, which approximates fair value, may be redeemed daily, and have no unfunded commitments. The investment in the common stock of the Company is reported at fair value based on quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. As of December 31, 2024, amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid were $529,638. As of December 31, 2023, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as benefits paid to participants based upon applicable law and are included in the Statement of Changes in Net Assets Available for Benefits as a deduction. No allowance for credit losses has been recorded as of December 31, 2024 or December 31, 2023.

Note 3 – Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan.

Note 4 – Fixed Income Guaranteed Option

The Plan has a GIC issued by Principal Life Insurance Company (“Principal Life”). Principal Life maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Principal Life, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC has a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract without giving a 12-month advance notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.

Note 5 – Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurement”, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system and requires disclosures about fair value measurement. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.

ASC Topic 820 requires that assets and liabilities carried at fair value also be classified and disclosed according to the process for determining fair value. There are three levels of determining fair value. These levels are:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets that the Plan has the ability to access at measurement date.

Level 2:

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3:

Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial statements.

The following is a description of the valuation methods used for assets measured at fair value:

Mutual Funds: These investments are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are valued at the daily closing price as reported by the fund on the last day of the Plan year.

Common Stock: The Company’s common stock is traded on the NASDAQ Global Market and is valued at the closing market price on the last day of the Plan year.

Pooled Separate Accounts: Each pooled separate account invests its assets solely in the shares or units of an underlying mutual fund, and the investment objective of each sub-account corresponds to the investment objective of the underlying fund. The value of each pooled separate account is determined using various inputs, such as the NAV of the shares of the underlying mutual fund held at year end, adjusted for administrative expenses and other charges.

The fair value of the Plan’s assets at December 31, 2024 and 2023, by level within the fair value hierarchy, is presented below.

	Assets at Fair Value at December 31, 2024
	Level 1	Level 2	Level 3	Total
Common stock of Investar Holding Corporation	$3,189,189	$—	$—	$3,189,189
Mutual funds	2,364,044	—	—	2,364,044
	$5,553,233	$—	$—	$5,553,233
Pooled separate accounts(1)				20,192,508
Total investments, at fair value				$25,745,741

	Assets at Fair Value at December 31, 2023
	Level 1	Level 2	Level 3	Total
Common stock of Investar Holding Corporation	$2,137,870	$—	$—	$2,137,870
Mutual funds	2,395,660	—	—	2,395,660
	$4,533,530	$—	$—	$4,533,530
Pooled separate accounts(1)				16,626,719
Total investments, at fair value				$21,160,249

(1) The pooled separate accounts are measured using NAV and, in accordance with the guidance in ASC 820-10, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the Company’s discretionary contributions.

Note 7 – Tax Status

The Plan received a determination letter from the IRS dated June 29, 2017, stating that the Plan and related trust are qualified under Section 401(a) of the Code and, therefore, is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in conformity with the Code to maintain its qualified status.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investments, such as pandemics or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Note 9 – Related-Party Transactions and Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Principal Trust Company (“Principal Trust”) is a party-in-interest and qualified institution as defined by ERISA. The Plan incurred administrative expenses of $187,093 to Principal Trust in 2024. The Company is a party-in-interest as defined by ERISA as a result of being the Plan sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company, which it holds in the Plan. The Plan owned 145,227 and 143,385 shares of Company common stock at December 31, 2024 and 2023, respectively. The Plan received $59,919 in dividend income on the Company common stock during the year ended December 31, 2024. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Code.

Note 10 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Net assets available for benefits per the financial statements	$26,682,617	$22,027,115
Amounts allocated to withdrawing participants	(529,638)	—
Net assets available for benefits per the Form 5500	$26,152,979	$22,027,115

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2024:

Net increase in net assets available for benefits per the financial statements	$4,655,502
Amounts allocated to withdrawing participants	(529,638)
Net increase in net assets available for benefits per the Form 5500	$4,125,864

Note 11 – Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through June 20, 2025, the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2024, but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INVESTAR HOLDING CORPORATION 401(K) PLAN
EIN: 27-1560715, PN: 001
FORM 5500, SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP*	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$96	$—	$96	$—	$—

* Represents delinquent contributions for the year ended December 31, 2023, presented as Contributions Not Corrected in Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2023.

INVESTAR HOLDING CORPORATION 401(K) PLAN
EIN: 27-1560715, PN: 001
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Principal LargeCap S&P 500 Index SA-Z	Pooled separate accounts	**	$1,724,898
*	Principal SmallCap S&P 600 Index SA-Z	Pooled separate accounts	**	227,059
*	Principal MidCap S&P 400 Index SA-Z	Pooled separate accounts	**	1,116,743
*	Principal Lifetime 2015 Sep Acct-Z	Pooled separate accounts	**	304,782
*	Principal Lifetime 2020 Sep Acct-Z	Pooled separate accounts	**	447,066
*	Principal Lifetime 2025 Sep Acct-Z	Pooled separate accounts	**	2,024,032
*	Principal Lifetime 2030 Sep Acct-Z	Pooled separate accounts	**	2,283,637
*	Principal Lifetime 2035 Sep Acct-Z	Pooled separate accounts	**	2,649,067
*	Principal Lifetime 2040 Sep Acct-Z	Pooled separate accounts	**	2,492,250
*	Principal Lifetime 2045 Sep Acct-Z	Pooled separate accounts	**	2,698,340
*	Principal Lifetime 2050 Sep Acct-Z	Pooled separate accounts	**	2,128,587
*	Principal Lifetime 2055 Sep Acct-Z	Pooled separate accounts	**	858,508
*	Principal Lifetime 2060 Sep Acct-Z	Pooled separate accounts	**	353,672
*	Principal Lifetime 2065 Sep Acct-Z	Pooled separate accounts	**	98,321
*	Principal Lifetime 2070 Sep Acct-Z	Pooled separate accounts	**	297
*	Principal Lifetime Strategic Income SA-Z	Pooled separate accounts	**	57,702
*	Principal MidCap Growth Sep Acct-Z	Pooled separate accounts	**	151,111
*	Principal LargeCap Growth I SA-Z	Pooled separate accounts	**	576,436
*	Principal Life Insurance Company	Guaranteed investment contract	**	326,368
	Fidelity Advisor High Income Advantage I Fund	Mutual funds	**	145,968
	Vanguard Total Bond Market Index Admiral Fund	Mutual funds	**	104,483
	Dodge & Cox Stock I Fund	Mutual funds	**	308,436
	American Beacon International Equity R5 Fund	Mutual funds	**	102,375
	DFA US Large Cap Value I Fund	Mutual funds	**	114,632
	DFA US Targeted Value I Fund	Mutual funds	**	33,673
	DFA International Small Company I Fund	Mutual funds	**	17,283
	American Funds Growth Fund of America R6 Fund	Mutual funds	**	755,505
	American Funds Euro Pacific Growth R6 Fund	Mutual funds	**	125,881
	American Funds New Perspective R6 Fund	Mutual funds	**	193,722
	Allspring Spec M Cap Val Institutional Fund	Mutual funds	**	68,486
	DFA Inflation Protected Securities I Fund	Mutual funds	**	51,948
	Virtus Seix Total Return Bond I Fund	Mutual funds	**	32,800
	American Funds American Balanced R6 Fund	Mutual funds	**	234,997
	ClearBridge Small Cap Growth IS Fund	Mutual funds	**	73,855
*	Investar Holding Corporation Stock Fund	Employer security	**	3,189,189
	Total investments			26,072,109
*	Notes receivable from participants	Notes receivable bearing interest rates of 4.25% - 9.50% and maturing 01/2025 - 11/2029	—	610,508
	Total net assets			$26,682,617

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and, therefore is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

INVESTAR HOLDING CORPORATION 401(K) PLAN

Date: June 20, 2025	By:	/s/ John J. D’Angelo
John J. D’Angelo
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - EisnerAmper LLP, filed herewith